INVESTMENT SERVICE AGREEMENT

         THIS INVESTMENT SERVICE AGREEMENT, to be effective the 5th day of January, 2005, by and between Principal Global Investors LLC ("PGI"), a Delaware limited liability Company and Columbus Circle Investors ("CCI"), a Delaware partnership.

                              W I T N E S S E T H:

         WHEREAS, PGI and CCI are indirect subsidiaries of Principal Financial Group, Inc. and registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940 ("the Act"); and

         WHEREAS, CCI is willing to make available to PGI on a part-time basis certain employees of CCI for the purpose of better enabling PGI to fulfill its portfolio management obligations under a subadvisory agreement (the "Subadvisory Agreement") PGI has entered into with Principal Management Corporation relating to the Principal Growth Fund, Inc., provided that PGI bears all costs allocable to the time spent by those employees on the affairs of PGI; and

         WHEREAS, the Principal Growth Fund, Inc. is an investment company registered with the SEC under the Investment Company Act of 1940 ("the '40Act").

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

         1. PGI shall have the right to use, on a part-time basis, and CCI shall make available on such basis, such employees of CCI and for such periods as CCI and PGI may agree upon, as reasonably needed by PGI in the performance of its portfolio management services under the Subadvisory Agreement. CCI will also make available to PGI such clerical, stenographic and administrative services and such office supplies and equipment as PGI may reasonably request to facilitate its performance of such portfolio management services.

         2. Any individual who, as an officer, director or employee of CCI (other than an individual whose duties are solely ministerial or clerical in nature and who is not involved in PGI's investment process and does not have access to PGI's investment decisions or recommendations), engages in PGI's business or affairs pursuant to this Agreement ("Associated Employees") will do so subject to PGI's supervision, direction and control to the same extent as would be required by the Act and the '40 Act if such individual engaged therein as an officer, director or employee of PGI.

         3. PGI shall deem each Associated Employee to be a "person associated with an investment adviser," as that term is defined in Section 202(a)(17) of the Act. PGI shall identify each Associated Employee on its Form ADV to the same extent as would be required under the Act if the Associated Employee were an officer, director or employee of PGI. Pursuant to Rule 204-2(a)(12) under the Act and Rule 17j-1 under the '40 Act, PGI shall obtain and maintain personal securities transaction records for each Associated Employee who is an "advisory representative" as that term is defined in Rule 204-2(a)(12) and each Associated Employee who is an Access Person, as that term is defined in Rule 17j-1 under the '40 Act.

         4. In performing services for PGI pursuant to this Agreement, the employees of CCI may, to the extent they deem appropriate, have access to and utilize statistical and economic data, investment research reports and other material prepared for or contained in the files of CCI that is relevant to making investments for PGI clients, and may make such materials available to PGI. PGI agrees to treat as confidential any data or materials so provided to it by CCI and identified as confidential by CCI.

         5. Nothing in this Agreement shall be construed to require the Associated Employees or CCI to favor PGI clients over CCI clients. Purchase and sale orders for the Portfolios under this Agreement may from time to time be executed as part of an aggregated or bundled trade that includes purchase and sale orders for other funds or accounts managed by CCI. CCI shall use its normal allocation process in determining the allocation of any aggregated or bundled trade to the Portfolios.

         6. PGI and CCI shall each take appropriate steps to ensure that sales material, disclosure documents (including PGI's Form ADV) and other public communications make clear that PGI is an entity separate from CCI and distinguish clearly the services each company provides.

         7. CCI shall allow staff members of the SEC access to their books and records to the extent necessary to examine PGI's business. CCI shall instruct Associated Employees to cooperate fully with the SEC staff in connection with such examinations.

         8. CCI shall have no responsibility for investment recommendations and decisions of PGI based upon information or advice given or obtained by or through any Associated Employee. The obligation of performance under the Subadvisory Agreement is solely that of PGI, and CCI undertakes no obligation in respect thereto, except as otherwise expressly provided herein.

         9. In consideration of the services to be rendered by CCI and its employees pursuant to this Agreement, PGI agrees to reimburse CCI for such costs, direct and indirect, as may be fairly attributable to the services performed for PGI. Such costs shall include, but not be limited to, an appropriate portion of:

         (a)      salaries and related payroll and withholding taxes;

         (b)      employee benefits;

         (c)      general overhead expense;

         (d)      supplies and equipment; and

         (e) a charge in the nature of rent for the cost of space in CCI's offices fairly allocable to activities of PGI under the Subadvisory Agreement.

The consideration will be paid monthly and will be as agreed between PGI and CCI from time to time to be representative of the costs as defined in this section
9. The consideration may be expressed in terms of an agreed number of basis points divided by 12 times the aggregate closing monthly Net Asset Values of the Portfolios.

         10. Any notice under this Agreement shall be in writing and shall be deemed properly given to a party if delivered in person or delivered by telefax transmission or sent by registered or certified mail and postage prepaid to such party at the address set forth below or such other address as such party shall specify to the other party in writing.

         If to PGI:             Principal Global Investors LLC
                                801 Grand, Floor 2800
                                Des Moines, IA  50309
                                FAX:  (515) 362-0676
                                Attn.:  Tim A. Dunbar

         If to CCI:             Columbus Circle Investors
                                Metro Center
                                One Station Place
                                Stamford, CT  06902
                                FAX:  (203) 353-5772
                                Attn.:  Frank A. Cuttita

         11. This Agreement may be terminated by either party upon giving at least ten (10) days' advance written notice.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in two counterparts by their duly authorized officers the day and year first above written.


                        Principal Global Investors LLC

                                    /s/ Tim A. Dunbar
                        By ___________________________________
                           Tim A. Dunbar, Executive Director and
                           Head of Equities for Principal Global Investors, LLC




                        Columbus Circle Investors

                                  /s/ Frank A. Cuttita
                        By ___________________________________
                           Frank A. Cuttita, Managing Director
                           and Chief Administrative Officer